United States securities and exchange commission logo





                              February 23, 2022

       Shaosen Cheng
       Chief Executive Officer
       Golden Path Acquisition Corp
       100 Park Avenue
       New York, NY 10017

                                                        Re: Golden Path
Acquisition Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed February 4,
2022
                                                            File No. 333-259896

       Dear Mr. Cheng:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 24, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-4 filed February 4, 2022

       Cover Page

   1. We note your response to prior comment 1 regarding the potential currency controls
                                                        between MC Hologram   s
PRC-based operating subsidiaries and your parent company
                                                        after your merger. You
reference on page 15 that cash raised from overseas financing activities, such as
SPAC trust funds and other investment funds, may be transferred to your PRC-based
operating subsidiaries through capital contributions or shareholder loans.
                                                        However, shareholder
loans from foreign lenders are subject to statutory limits, and shareholder loans and
capital contributions must be registered with PRC authorities.
                                                        Please describe these
statutory limitations and registration requirements in more detail and their impact on your
ability to fund your China-based operations. In addition, please
 Shaosen Cheng
FirstName
Golden PathLastNameShaosen
            Acquisition CorpCheng
Comapany23,
February   NameGolden
             2022       Path Acquisition Corp
February
Page 2 23, 2022 Page 2
FirstName LastName
         revise your prospectus cover page to discuss the limitations of sending cash or dividends from your PRC-based operating subsidiaries to your parent company. We note that PRC regulations permit PRC-based operating subsidiaries to pay dividends to foreign entities, including parent companies, only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulation.
2. We note your response to prior comment 3 regarding the availability of the PCAOB to inspect the workpapers of your U.S.-based auditors for PRC-based subsidiaries of MC
         Hologram. Please provide similar disclosure in your cover page that clarifies that while your auditor is based in the U.S. and registered with PCAOB and subject to PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely your auditors workpapers because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the your securities to be prohibited under the Holding Foreign Companies Accountable
         Act, and ultimately result in a determination by a securities exchange to delist the your securities.
Summary of the Proxy Statement/Prospectus, page 10

3. Please address the following as it relates to your revised disclosures in response to prior comment 4:
             Disclose when MC, Mengyun HK and Beijing Xihuiyun Technology were established and the reason for the reorganization.
             Identify the shareholders and their percentage ownership in each of the above entities prior to the reorganization and to the extent they differ from the holders in Shanghai
             Mengyun Holographic before the reorganization, explain further your assertion that this was a reorganization of entities under common control.
             Revise the post-organization chart to disclose the shareholders and their percentage ownership in MC Hologram.
             Your disclosures state that after the reorganization, MC owns 100% equity interests of Mengyun HK and Beijing Xihuiyun. However, the post-organization chart indicates that MC owns 100% of Mengyun HK and Mengyun HK owns 100% of
             Beijing Xihuiyun. Please explain this apparent inconsistency or revise as necessary.
Risk Factors, page 21

4. Please revise here to include a discussion of the numerous material weaknesses in internal control over financial reporting identified by MC and its independent registered public accounting firm.
Risk Factors
If MC's direct equity ownership is challenged by the PRC authorities, it may have a significant adverse impact on MC's operating results..., page 43

5. We note your response to prior comment 2 regarding your assessment that a VIE structure
 Shaosen Cheng
FirstName
Golden PathLastNameShaosen
            Acquisition CorpCheng
Comapany23,
February   NameGolden
             2022       Path Acquisition Corp
February
Page 3 23, 2022 Page 3
FirstName LastName
         is unnecessary to control your PRC-based operating subsidiaries under PRC-law. Please disclose your basis for why direct foreign ownership is permissible under current PRC law, and clarify whether there is uncertainty as to your conclusion. Disclose that if foreign ownership is disallowed by the PRC government in the future, your ownership of your PRC-based subsidiaries may be rescinded, and your ordinary shares may end up worthless in value. Please provide similar disclosure on your prospectus cover page and summary.
Non-Competition and Non-Solicitation Agreements, page 78

6. Your response to prior comment 7 indicates that your Non-Competition and Non-
         Solicitations Agreements only apply to Best Road Holdings Limited, not its sole member, Ms. Wei Peng, or her affiliates. However, your revised disclosure and Exhibit
         2.2 indicates its restrictions would apply to affiliates of Best Road Holdings Limited.
         Please reconcile. Further, Exhibit 2.2 is filed in draft form without identifying Best Road
         Holdings Limited or Ms. Wei Peng. Please clarify whether this form agreement was used for other investors or entities affiliated with management. If not, please file this agreement in executed form.
Business of MC
MC's Services, page 115

7. We note your revisions in response to prior comment 20. Please further revise to include a discussion of the vendor arrangements related to the resale of hardware, as previously requested. Tell us whether you rely on a few specific vendors for a significant portion of your holographic hardware and if so, revise to include a discussion of such relationships.
         Also, you state that you have a competitive advantage by having "bargaining power"
         against your vendors. Please explain how your bargaining power supports the increase in the unit cost of chip prices as discussed on page 135 and revise your disclosure as necessary.
Management's Discussion and Analysis of Financial Condition and Results of Operations of MC
Specific Factors Affecting MC's Results of Operations
MC's ability to retain and attract customers, page 132

8. We note your revised disclosures in response to prior comment 8. Please revise further to address the following:
             You state that customer count includes all customers that you generated revenue from during the measurement period. Provide us with your customer count for each category of customer disclosed at the measurement date.
             You state your performance metrics exclude web content customer information.
             Explain further which revenue stream web content relates to and why it is excluded from your metrics. Also, disclose the percentage of revenue generated from web content customers for each period presented.
             Revise to clarify whether the customers acquired from Shenzhen Bowei and
 Shaosen Cheng
FirstName
Golden PathLastNameShaosen
            Acquisition CorpCheng
Comapany23,
February   NameGolden
             2022       Path Acquisition Corp
February
Page 4 23, 2022 Page 4
FirstName LastName
              Shenzhen Tianyuemeng are included in your new customer count. Also, explain further how these acquisitions impacted your customer count in each period. In this regard, clarify what impact these acquisitions had on the significant increase in your customer count from September 30, 2020 to December 31, 2020.
                Revise to disclose the retention rate for your top 10 customers and top 20 customers for all periods presented. Also, disclose the percentage of revenue generated from your top 20 customers for each period to add context to the relevance of this measure.
                Revise to disclose the percentage of total revenue attributed to your high paying customers.
                Further explain the increase in your total customer retention rate for the year ended
              December 31, 2020 to the nine months ended September 30, 2021. In this regard clarify how sales through your own channel resulted in more favorable renewal rates than sales through third party channels.
                You state that retention rate is calculated using the number of existing customers at the beginning of the period and the number of customers who are still active at the end of the following period. Explain further what is meant by end of the "following"
              period and clarify whether your customer count for purposes of this calculation is based on the customers at period end or those that were customers at any point during the period.
                Consider providing your key performance metrics in a tabular presentation to provide more understandable disclosures. Refer to Section III.A of SEC Release No. 33-8350.

Covid-19 Pandemic, page 134

9. We note your revised disclosures in response to prior comment 9. Please confirm for us that the sales volume for your one chip product increased 21.4% despite the 21.74%
         increase in the sales price for such product or revise your disclosures as necessary. Also, you refer to the change in price and volume for your top 3 chip products. Revise to clarify whether these changes relate to fiscal 2020 or the nine-months ended September 30, 2021 and provide similar disclosures for the period not currently provided. Results of Operations
Nine Months Ended September 30, 2020, Compared to the Nine Months Ended September 30,
2021, page 136

10. Please revise to include a breakdown of your revenue by product line for all periods presented, similar to your segment footnote disclosures, to add further context to your results of operations discussion.
11. We note from your revised disclosures in response to prior comment 10 that Horgos
         Bowei and Horgos Tianyuemeng were geographic extensions of Shenzhen Bowei and
         Shenzhen Tianyuemeng, respectively. Please explain further to us, and revise to clarify, how these incorporations contributed so significantly to revenue growth. In this regard, explain whether revenue from these entities is attributable to the product and service lines
 Shaosen Cheng
FirstName
Golden PathLastNameShaosen
            Acquisition CorpCheng
Comapany23,
February   NameGolden
             2022       Path Acquisition Corp
February
Page 5 23, 2022 Page 5
FirstName LastName
         of the acquired businesses and if so why a separate discussion of the incorporated entities is relevant. Also, clarify whether the tax incentives and local government subsidies are incentives for you or your customers and explain further how such incentives impacted your revenue growth. Tell us whether similar incentives were previously available to customers of Shenzhen Bowei and Shenzhen Tianyuemeng. Lastly, revise your Business section to include a discussion of the impact of such incentives on your business.
12. We note your revised disclosures in response to prior comment 11 where you refer to "the commerce of operation of Mcloudvr HK in October 2020, which starts chip business...."
         Please revise to clarify, if true, that Mcloudvr HK "commenced" their operations and began selling holographic hardware in October 2020. Also, revise your Business Section to include a discussion of the Mcloudvr HK acquisition and its impact on your business.
         In this regard, your disclosures on page F-43 indicate that this entity had no operations when you acquired them on October 5, 2020.
13. In an effort to add further context to the significant decrease in the Holographic Solutions gross margins, please revise to disclose the gross margins for your holographic hardware sales for each period presented similar to your discussion of LiDAR product margins.
Year Ended December 31, 2019 compared to the Year Ended December 31, 2020, page 139

14. We note your revised disclosures in response to prior comment 12 where you refer to several factors that contributed to the increase in holographic solutions revenue for fiscal
         2020 compared to fiscal 2019. Please revise to also discuss any factors that offset such amounts. For example, include a quantified discussion of the decrease in holographic technology licensing and content product revenue and the reasons for such decline.
Liquidity and Capital Resources, page 142

15. We note your revised disclosures on page 15 in response to prior comment 13 regarding the holding company's ability to transfer any funds received from the merger into the
         PRC. Please make similar revisions in this section of the filing. Unaudited Pro Forma Combined Financial Information, page 171

16. We note your revisions in response to prior comment 15 to reflect the acquisitions of
         Shenzhen Bowei and Shenzhen Tianyuemeng in the pro forma financial statements.
         Please revise to address the following:
             Include a discussion in the introductory paragraph of each transaction for which you are giving pro forma effect and ensure you address each of the requirements in
             Article 11-02(a)(2) of Regulation S-X.
             Revise to include a pro forma adjustment column for these acquisitions separate from the pro forma adjustment columns for the Golden Path merger. In this regard, include a column for MC, Shenzhen Bowei, Shenzhen Tianyuemeng, pro forma adjustments related to these mergers and then a subtotal for MC combined. Then show the pro forma adjustments related to the merger under min/max scenarios. Refer to Article
 Shaosen Cheng
Golden Path Acquisition Corp
February 23, 2022
Page 6
              11-02(a)(4).
                Pro forma adjustment (12) reflects amortization of intangibles acquired from
              Shenzhen Bowei and Shenzhen Tianyuemeng of $1,149,351. Your pro forma disclosures on page F-94 show a similar amount related to Shenzhen Bowei only and such amount is in RMB. Please explain this apparent inconsistency or revise. Also, revise footnote (12) to include a discussion of the intangible assets acquired and the useful lives of such assets for each entity to support this adjustment. Refer to Article
              11-02(a)(8) of Regulation S-X.
17. We note your revisions in response to prior comment 16. In footnote 3 on page 176 you indicate that there will be approximately $3.6 million of transaction costs incurred by
         Golden Path and MC at the close of the business combination. Tell us what amounts, if any, are already reflected in the historical financial statements. Any amounts not reflected in the historical financial statements should be recorded in the pro forma income statement for fiscal 2020 and the footnote disclosures should clearly indicate that such costs are non-
         recurring. No adjustments related to unrecorded transaction costs should be reflected in the September 30, 2021 pro forma financial statements. Please revise or explain further how your current disclosures comply with Article 11-02(b)(6)(B) of Regulation S-X.
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-87

18. We note your response to prior comments 21 and 22. Please revise here to more clearly describe how you determined that you have the ability to direct the use of, and obtain substantially all of the benefits from your hardware sales, similar to the information provided in your response.
Shenzhen Tianyuemeng Technology Co., Ltd.
Notes to Financial Statements, page F-116

19. We note your revisions in response to prior comment 24. Please revise to label the notes to the interim financial statements of Shenzhen Tianyuemeng Technology Co. and
FirstName LastNameShaosen Cheng
       Shenzhen Bowei Vision Technology Co., Ltd. as "unaudited." Also, explain why the
Comapany    NameGolden
       merger               Path Acquisition
                dates, as disclosed          Corp
                                    in the subsequent events notes for each of
these entities,
       differ
February  23, from
              2022 the
                    Pagedates
                           6 disclosed in MC Hologram   s consolidated
financial statements.
FirstName LastName
 Shaosen Cheng
FirstName
Golden PathLastNameShaosen
            Acquisition CorpCheng
Comapany23,
February   NameGolden
             2022       Path Acquisition Corp
February
Page 7 23, 2022 Page 7
FirstName LastName
        You may contact Dave Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin, Kim, Staff Attorney, at
(202) 551-3297 or Larry Spirgel, Office Chief at (202) 551-3815 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Bill Huo, Esq.